K&L | GATES	K&L Gates, LLP 1601 K Street NW Wasington, DC 20006-1600 T 202.778.9000 www.klgates.com

July 30, 2010

USAA Mutual Funds Trust 9800 Fredericksburg Road San Antonio, Texas 78288

Ladies and Gentlemen:

We have acted as counsel to USAA Mutual Funds Trust, a Delaware statutory trust (the “Trust”), in connection with the filing with the Securities and Exchange Commission (the “SEC”) of Post-Effective Amendment No. 56 to the Trust’s Registration Statement on Form N-1A (File Nos. 33-65572; 811-07852) (the “Post-Effective Amendment”), registering an indefinite number of Adviser Class Shares of beneficial interest of the series of the Trust listed in Appendix A attached to this opinion letter (the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment.  For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Trust’s Master Trust Agreement, as amended, and By-Laws and the action of the trustees of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we also have relied on a certificate of an officer of the Trust.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that (1) the Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and (2) when issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable.

USAA Mutual Funds Trust
July 30, 2010

We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Post-Effective Amendment.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP

Attachment:                      Appendix A

APPENDIX A

USAA Mutual Funds Trust

California Bond Fund
Emerging Markets Fund
GNMA Trust
Growth & Income Fund
High-Yield Opportunities Fund
Income Fund
Intermediate-Term Bond Fund
International Fund
New York Bond Fund
Precious Metals and Minerals Fund
Science & Technology Fund
Short-Term Bond Fund
Tax Exempt Intermediate-Term Fund
Tax Exempt Long-Term Fund
Tax Exempt Short-Term Fund
Value Fund
Virginia Bond Fund
World Growth Fund